SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*
____________________

EASTMAN KODAK COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

277461 40 6
(CUSIP Number)

George Karfunkel
1671 52nd Street
Brooklyn, New York 11204
(917) 836-3640
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 26, 2017
(Date of Event which Requires Filing of this Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Schedule 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
George Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐ (b) ☑

3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,766,278
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,766,278
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,766,278
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%
14	TYPE OF REPORTING PERSON (See instructions)
IN

CUSIP No. 277461 40 6	Schedule 13D	Page 3 of 6

Item 1. Security of the Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), net-share settled warrants to purchase Common Stock at an exercise price of $14.93 per share (the “125% Warrants”) and net-share settled warrants to purchase Common Stock at an exercise price of $16.12 per share (the “135% Warrants” and, together with the 125% Warrants, the “Warrants”). The address of the Issuer’s principal executive offices is 343 State Street, Rochester, New York, New York 14650.

Item 2. Identity and Background.

(a) This Statement is being filed by George Karfunkel (the “Reporting Person”).

(b) The residence address of the Reporting Person is 1671 52nd Street, Brooklyn, New York 11204.

(c) The Reporting Person serves as Chairman of Sabr Group, a consulting company. The address of Sabr Group is 126 East 56th Street, 15th Floor, New York, New York 10022.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 26, 2017, the Reporting Person entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with certain investment funds related to BlueMountain Capital Management, LLC (the “BlueMountain Funds”) and Chesed Foundation of America, a charitable foundation controlled by the Reporting Person (the “Chesed Foundation”). Pursuant to the Purchase Agreement, the Reporting Person agreed to purchase 835,706 shares of Common Stock (the “Purchased Shares”) from the BlueMountain Funds for aggregate consideration of $8,983,839.50 (the “Purchase Price”) and the Chesed Foundation agreed to purchase 500,000 shares of Common Stock (the “Chesed Shares”) from the BlueMountain Funds for aggregate consideration of $5,375,000 (the “Chesed Price”). The Reporting Person has paid the Purchase Price from the personal funds of the Reporting Person, and the Chesed Foundation has paid the Chesed Price from its assets. Prior to the acquisition of the Purchased Shares, the Reporting Person owned 1,367,670 shares of Common Stock, 31,451 125% Warrants and 31,451 135% Warrants.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock for investment purposes. The Reporting Person serves as a member of the Board of Directors of the Issuer. As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer. The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, operations, capital structure or business of the Issuer. Depending upon market conditions and other factors that the Reporting Person deems material, he may purchase additional Common Stock or other securities of the Issuer in the open market, private transactions or from the Issuer, or may dispose of all or a portion of the Common Stock or other securities of the Issuer that he now owns or may hereafter acquire. Except as described above, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate plans or make proposals, and to take any actions with respect to his investments in the Issuer, including any or all of the actions described in paragraphs (a) to (j) of Item 4 of Schedule 13D.

CUSIP No. 277461 40 6	Schedule 13D	Page 4 of 6

Item 5. Interest in Securities of the Issuer.

(a) As of May 18, 2017, the Reporting Person is the beneficial owner of an aggregate of 2,766,278 shares of Common Stock, which represent 6.5% of the Issuer’s outstanding Common Stock, which amount includes the Chesed Shares, 31,451 125% Warrants and 31,451 135% Warrants. For the purposes of this Statement and based on the information provided by the Issuer, there were 42,462,863 shares of Common Stock outstanding as of May 1, 2017.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition with respect to 2,766,278 shares of Common Stock.

(c) Except as described in Item 3, the Reporting Person has not effected any transaction in shares of Common Stock or Warrants during the 60 days preceding the date of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Statement is hereby incorporated by reference in this Item 6. The description of the Purchase Agreement in Item 3 is not intended to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which has been filed as Exhibit 1 hereto and incorporated by reference herein.

Registration Rights Agreement

Upon emergence from bankruptcy on September 3, 2013, the Issuer and GSO Capital Partners LP, on behalf of various managed funds, BlueMountain Capital Management, LLC, on behalf of various managed funds, the Reporting Person, United Equities Commodities Company, Momar Corporation and Contrarian Capital Management, LLC, on behalf of Contrarian Funds, LLC (collectively, the “Backstop Parties”) executed a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement, among other rights, provides the Backstop Parties with certain registration rights with respect to Common Stock offered to the Backstop Parties (and other eligible creditors) as part of a rights offering (the “Backstop registrable securities”). A portion of the shares issued in the rights offerings are restricted securities for purposes of Rule 144 under the Securities Act of 1933 and may not be offered, sold or otherwise transferred absent registration under the Securities Act of 1933 or an applicable exemption from registration requirements.

Stockholders holding Backstop registrable securities representing 10% of the outstanding common stock at emergence may require the Issuer to facilitate a registered offering of Backstop registrable securities (such offering, the “Initial Registration”). The Backstop registrable securities requested to be sold in the Initial Registration must have an aggregate market value of at least $75 million. On October 20, 2016, the Initial Registration, in the form of a shelf registration statement registering all Backstop registerable securities, was declared effective by the SEC.

CUSIP No. 277461 40 6	Schedule 13D	Page 5 of 6

Following the Initial Registration, stockholders holding 10% or more of the outstanding Backstop registrable securities may demand that the Issuer file a shelf registration statement and effectuate one or more takedowns off of such shelf, or, if a shelf is not available, effectuate one or more stand-alone registered offerings, provided that such non-shelf registered offerings or shelf takedowns may not be requested more than four times and, in each case, shall include shares having an aggregate market value of at least $75 million. Upon request of a stockholder, the Issuer must amend its existing shelf registration statement to register additional Backstop registrable securities as set forth in the Registration Rights Agreement. Stockholders also have the right to include their Backstop registrable securities in the Initial Registration or any other non-shelf registered offering or shelf takedown of the common stock by the Issuer for its own account or for the account of any holders of Common Stock.

The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which has been filed as Exhibit 2 hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Purchase and Sale Agreement, dated as of April 26, 2017, by and among the BlueMountain Funds, Chesed Foundation of America and the Reporting Person.

Exhibit 2	Registration Rights Agreement between the Issuer and certain stockholders listed on Schedule 1 thereto, dated as of September 3, 2013, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form 8-A filed with the SEC by the Issuer on September 3, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2017	/s/ George Karfunkel
George Karfunkel